EXHIBIT (A)(27)














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                                                          ENGLISH TRANSLATION


                             SHAREHOLDERS OF ENDESA

Duke Energy International L.L.C. has stated its intent to acquire 51% of the shares of Endesa. To this end, it has offered to buy in Chile, from Chilean shareholders, a total of 3,680,947,436 shares at a price of

                               [CH]$250 PER SHARE

                       This price represents a premium of
                45.8% over the closing price on December 31, 1998
               34.4% over the average price during 1999 (*)
           54.0% over the average price during the last six months (*)
                (*) To February 17, 1999, the day prior to Duke's
             announcement of its intent to take control of Endesa.


IF YOU ALREADY TOOK THE DECISION OF PARTICIPATING IN THIS OFFER, WE INVITE YOU TO COME TO MONEDA 877 OR TO THE OFFICES OF BANCHILE AND BANCO DE CHILE THROUGHOUT THE COUNTRY, TO SIGN YOUR SALE ORDER WITH AS MUCH ANTICIPATION AS POSSIBLE. THIS WILL ALLOW US TO GIVE YOU AND ALL OTHER SHAREHOLDERS BETTER SERVICE.


PRORATING SYSTEM

In the event that the total number of shares offered for sale in the remate is greater than the number offered to buy, the acquisition shall be made pro rata. This system guarantees equal conditions for all shareholders, irrespective of the number of shares owned by them.



     For more information, call 800 20 28 20 or visit us at www.banchile.cl.


Duke Energy International Logo                 Banchile Corredores de Bolsa Logo




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